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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*



                           MICRO GENERAL CORPORATION
                   -----------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
                   -----------------------------------------
                         (Title of Class of Securities)




                                   594-38104
                   -----------------------------------------
                                 (CUSIP Number)



        Richard H. Pickup, c/o Wedbush Morgan Securities
        610 Newport Center Drive, Suite 1300, Newport Beach, California 92660
        (714) 759-1311
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               December 31, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement  [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.     594-38104                                PAGE   2   OF   7   PAGES
         ---------------------                              -----    -----

   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Richard H. Pickup - SSN ###-##-####
         Dito Devcar Corporation, a Nevada corporation - Tax I.D. No. 88-0294385 Dito Devcar LP, a Nevada limited partnership - Tax I.D. No. 88-0294387 Pickup Pension Plan ("Employee Pension Plan") - Tax I.D. No. 57-1347386
         ---------------------------------------------------------------------

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [ X ]
                                                                   (B)   [   ]

         ---------------------------------------------------------------------

   3     SEC USE ONLY

         ---------------------------------------------------------------------

   4     SOURCE OF FUNDS*

              WC, PF
         ---------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                               [ ]

         ---------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION   Dito Devcar Corp. and Dito
         Devcar LP are Nevada entities doing business within and organized pursuant to the laws of the State of Nevada. Richard H. Pickup is a resident of the State of California and a citizen of the U.S.
         Pickup Pension Plan is a California entity.
         ---------------------------------------------------------------------

                   7   SOLE VOTING POWER
                       Richard H. Pickup - 197,800  Pickup Pension Plan - 42,300
                       Dito Devcar Corp. - 109,000
                       Dito Devcar LP - 65,000      Total - 414,100
                  --------------------------------------------------------
  NUMBER OF        8   SHARED VOTING POWER
   SHARES
 BENEFICIALLY          None
  OWNED BY        --------------------------------------------------------
    EACH           9   SOLE DISPOSITIVE POWER
  REPORTING            Richard H. Pickup - 197,800  Pickup Pension Plan - 42,300
 PERSON WITH           Dito Devcar Corp. - 109,000
                       Dito Devcar LP - 65,000      Total - 414,100
                  --------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       None
                  --------------------------------------------------------

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Richard H. Pickup - 197,800 Pickup Pension Plan - 42,300 Dito Devcar Corp. - 109,000
          Dito Devcar LP - 65,000      Total - 414,100

          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          N/A
          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Richard H. Pickup - 10.15%   Pickup Pension Plan - 2.17%
          Dito Devcar Corp. -  5.60%
          Dito Devcar LP - 3.34%       Combined Total - 21.26%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

          IN, CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                                                          2 of 7

                        AMENDMENT NO. 5 TO SCHEDULE 13D


ITEM 1.     SECURITY AND ISSUER

            This Amendment No. 5 to Schedule 13D relates to shares of $.01 par value common stock ("Shares") of Micro General Corporation, a Delaware corporation ("Micro"). The principal executive offices of Micro are located at 14711 Bentley Circle, Tustin, California 92780-7226.

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is being filed as Amendment No. 5 to Schedule 13D ("Schedule") previously filed by Richard H. Pickup and Dito Devcar Corporation ("Dito"). This Amendment No. 5 is being filed to report additional acquisitions of Shares by both Mr. Richard H. Pickup and Dito and, in addition, to report acquisition of Shares by entities which are related to Mr. Pickup by means of Mr. Pickup, directly or indirectly, exerting control over such entities and, therefore, shall be acknowledged that each of the entities identified herein holding Shares shall be members of a group (although no formal contracts or agreements exist by and between the members of the group concerning the holding, voting or disposition of any Shares). In addition, there is disclosed herein holding of two convertible notes held by Dito Caree L.P., an entity also controlled and affiliated with Mr. Richard H. Pickup. Although Dito Caree L.P. holds no Shares, under the terms of the convertible notes, the holder of the notes may, under certain circumstances, convert the notes into Shares of common stock of the Company. A further explanation of those interests held by Dito Caree L.P. is as provided in Item 5 hereinbelow.

            In addition to those entities previously identified in the Schedule and the previously filed amendments thereto, two additional entities who have acquired Shares represent Dito Devcar L.P. ("L.P.") and Pickup Pension Plan ("Pension Plan"). The identity of each of those entities is described herein below. Each of the entities, which are filing persons herein, are as follows:

            A. Richard H. Pickup. Mr. Pickup is identified in the previously filed Schedule and amendments thereto. Mr. Pickup is currently the owner of 197,800 Shares.

            B. Dito Devcar Corporation ("Dito"). Dito is a Nevada corporation and has previously been identified in the Schedule and amendments thereto. Dito is currently the owner of 109,000 Shares. Any transaction involving Shares engaged in by Dito subsequent to the previously filed Amendment No. 4 to Schedule 13D were transactions occurring more than sixty
(60) days prior to filing of the Schedule 13D.

            C. Dito Devcar L.P. ("L.P."). L.P. is a limited partnership which is organized in and transacts business within the State of Nevada. The General Partner of L.P. is Gamebusters, Inc., a Nevada corporation. The Chief Executive Officer is David B. Hehn. Both the General Partner and L.P. maintain their mailing address and principal office at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The Directors of Gamebusters, Inc. are Richard
H. Pickup and David B. Hehn. Mr. Pickup beneficially owns substantially all the issued and outstanding stock of Gamebusters, Inc., controls that entity and, in addition, holds a beneficial interest in L.P. It is acknowledged that Mr. Pickup, therefore, controls L.P. and said entity is included as a filing entity. L.P. presently owns and holds 65,000 Shares.

            D. Pickup Pension Plan ("Pension Plan"). Pension Plan is an employee pension plan established by Wedbush Morgan Securities, Inc. for the benefit of Mr. Richard H. Pickup as sole proprietor. The beneficiary and administrator of Pension Plan is Mr. Richard H. Pickup and the Pension Plan maintains its offices at 610 Newport Center Drive, Suite 1300, Newport Beach, California 92660. Pension Plan presently owns 42,300 Shares. All of said Shares were acquired more than sixty (60) days prior to the filing of this Amendment No. 5 to Schedule 13D.

            Within the past five years, none of the filing persons, nor any of the corporations, limited partnerships or other entities designated herein, nor any of the officers or directors of any of the corporations designated herein have been (i) convicted in a criminal proceeding, or (ii) been a party to a civil proceeding or a judicial or administrative proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            All funds utilized by Mr. Pickup and the Pension Plan in acquiring any Shares referenced herein represented personal funds and/or pension contributions made to Pension Plan and all funds utilized by Dito and L.P. in acquiring Shares in any acquisition transactions represented working capital of Dito and L.P. and no portion of any funds utilized to acquire Shares were borrowed.

ITEM 4.     PURPOSE OF TRANSACTION

            The purpose of each and all of the acquisition transactions described herein represented acquisitions of Shares by each of the filing persons for investment purposes only. Any acquisition of Shares in any transaction were for the purpose of acquiring Shares as a long-term investment.

            The alternatives which are available to the filing persons include the entering into or reaching an agreement with one or more of the filing persons or any third person concerning the acquisition and disposition of Shares and shall include the making of further acquisitions of Shares from one or more sellers, either through open market purchases or in privately negotiated transactions, and in disposing of all or any portion of the Shares of Micro common stock held by all or any of the filing persons to one or more purchasers, either through open market or in privately negotiated transactions. None of the filing persons, including Mr. Richard H. Pickup, has any present plans in connection with any of the foregoing actions, nor any of those actions specified hereinbelow, however none of the foregoing or following specified actions by any of the filing persons can be ruled out in the future for either the short or long term.

            None of the filing persons has any present plans or proposals which may relate to our result in:

            A. The acquisition or disposition by any person of any additional securities of the issue or the disposition of securities of the issuer.

            B. An extraordinary corporate transaction, such a merger, reorganization or liquidation involving the issuer or any of its subsidiaries.

            C. The sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

            D. A change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies upon the board.

            E. Any material change in the present capitalization or dividend policy of the issuer.

            F. Any material change in the issuer's business or corporate structure.

            G. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

            H. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

            I. Causing a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

            However, as noted above, plans may in the future change and, therefore, none of the foregoing specified actions by any of the filing persons can be ruled out in the future for either the short or the long term.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            Each of the filing persons hold the hereinafter described Shares of Micro. As noted hereinabove, although it is acknowledged that each of the filing persons represents members of a "group" by reason of their affiliation or direct control by Mr. Pickup, no form of agreement, formal or informal, exists by and between any of the filing persons concerning the acquisition, holding, voting or disposition of any of the Shares or any other matters relating to Micro.

            In addition to the Shares of Micro held by each of the filing persons herein, a separate entity, Dito Caree L.P., a Nevada limited partnership ("Caree"), does hold interests in two convertible notes issued by Micro during the year of 1996. Dito Caree L.P. is a limited partnership organized and transacting business within the State of Nevada. The General Partner of Caree is Gamebusters, Inc., a Nevada corporation. The Chief Executive Officer of Gamebusters, Inc. is David B. Hehn. Both the General Partner and Caree maintain their mailing address and principal office at 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109. The directors of Gamebusters, Inc. are Mr. Richard H. Pickup and Mr. David B. Hehn. Mr. Pickup beneficially owns substantially all of the issued and outstanding stock of Gamebusters, Inc., controls that entity and, in addition, holds a beneficial interest in Caree. It is acknowledged, therefore, that Mr. Pickup controls Caree and the affairs of that entity.

            Although Caree holds no shares in Micro, the two notes, which were issued under and pursuant to the terms and provisions of a Convertible Note Purchase Agreement dated June 1, 1996, give the right to Caree (but not the obligation) to advance additional funds and secure additional convertible notes and under the terms and provisions of the two convertible notes held by Caree, each in the face amount of $500,000, under certain circumstances Caree could convert said note into common stock of the Company (i.e., Shares) at a conversion price of between $2.00 and $2.50 per Share. Caree has not exercised any conversion rights under either of said notes as of this date, and there is no existing future or current plans by Caree to convert any or all of said note obligations into Shares, although such an event of conversion cannot be eliminated as an option available to Caree.

            The holdings and Shares of each of the filing entities is as follows:

            A. Richard H. Pickup owns 197,800 Shares. Said Shares represent shareholdings of less than the holdings of Mr. Pickup reported in Amendment No. 4, however, a portion of those Shares have been transferred and assigned to a related entity, the Pickup Pension Plan, which is a related and affiliated entity with Mr. Pickup which transfer represented a related entity transfer and not an arms length open market trade transaction. The 197,800 Shares owned by Mr. Pickup represents 10.15% of all outstanding Shares of Micro, which percentage is based upon 1,948,166 Shares outstanding as based upon Micro's most recent 10-K filing. All calculations concerning the percentage of ownership of each of the filing persons is based upon the number of outstanding Shares representing 1,948,166 Shares. Mr. Pickup has acquired no Shares nor transferred any Shares in the sixty (60) days from preceding the date of filing this Amendment No. 5.

            B. Dito is the owner of 109,000 Shares of Micro. Subsequent to the filing of Amendment No. 4 to the Schedule, Dito did acquire an additional 20,000 shares all of which were acquired in open market brokered transactions more than sixty (60) days preceding the filing of this Amendment No. 5 to the Schedule. Dito's total holding of 109,000 Shares represents 5.60% of all oustanding Shares of Micro.

            C. L.P. is the owner of 65,000 Shares of Micro. L.P. had, prior to November of 1996, acquired 30,000 Shares of Micro. In December, L.P. did enter into two transactions acquiring in brokered open market trade transactions the following additional Shares of Micro:

                        Number of Shares
   Date                     Acquired          Price Per Share           Consideration Paid
   ----                 -----------------     ---------------           ------------------
12/14/96                     15,000                 $1.25                       $19,000
12/31/96                     20,000                 $1.75                       $35,400
                             ------

Total Shares Acquired:       35,000

            L.P.'s holdings of 65,000 Shares represents 3.34% of all issued and outstanding Shares of Micro.

            D. Pension Plan owns 42,300 Shares a portion of which were acquired in related party transactions with Mr. Pickup as described above and a portion of which were acquired in open market brokered trade transactions occurring more than six (6) months prior to the date of this Amendment No. 5. Pension Plan holdings of 42,300 Shares represents 2.17% of all issued and outstanding Shares of Micro.

            As noted above, L.P. holds an interest in a $500,000 convertible promissory note issued by Micro on August 1, 1996 and a $500,000 convertible promissory note issued on November 6, 1996. Although under certain circumstances the holder of said note can convert the note at its face value into Shares, no conversion rights have been exercised as of the date of this Amendment No. 5.

            In the time period between the filing of Amendment No. 4 and the filing of this Amendment No. 5, all transactions involving the Shares have been acquisition transactions only (excepting the above-described transfer from Mr. Pickup to the Pension Plan), and no Shares have been sold by any of the filing entities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No understandings, contracts, arrangements or agreements exist by and between any of the filing entities concerning Micro or the Shares of Micro. As noted hereinabove, L.P. does hold convertible notes issued by Micro which may under certain circumstances be converted to Common Stock of Micro.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS

            Not applicable.  There are no exhibits to this filing.

                                      SIGNATURE

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



DATE:  April 1, 1997              /s/ RICHARD H. PICKUP
                                  -------------------------------------------
                                  Richard H. Pickup

                                  DITO DEVCAR CORPORATION,
                                  a Nevada corporation



                                  By: /s/ DAVID B. HEHN
                                      ----------------------------------
                                      David B. Hehn, President

                                  DITO DEVCAR L.P.,
                                  a Nevada limited partnership

                                  By:      Gamebusters, Inc.
                                           General Partner


                                           By:   /s/ DAVID B. HEHN
                                              -------------------------------
                                                 David B. Hehn, President

                                  PICKUP PENSION PLAN



                                  By:    /s/ RICHARD H. PICKUP
                                     ----------------------------------------
                                         Richard H. Pickup